FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 1, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES CURRENT STATUS RE GOLAN TELECOM

Netanya, Israel – November 27, 2016 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announces that the Company provides this report at the request of its controlling shareholder, IDB Development Corporation Ltd., or IDB, in connection with certain debt issuance contemplated by IDB.

Following previous reports, the Company is in advanced stages of negotiations for a possible network sharing agreement (which will also resolve past national roaming payment differences with Golan Telecom Ltd., or Golan) with a third party interested in purchasing Golan Telecom Ltd., or Golan. Such negotiations maturing into an agreement is further dependent on such third party and Golan reaching an agreement as to the purchase of Golan as well as Golan and the Company reaching certain agreements as to the parties' existing Share Purchase Agreement, or SPA and National Roaming Agreement, which may also include interim arrangements. Any such Company's agreements will be subject to the completion of negotiations to the Company's satisfaction, the approval of the Company's board of directors, the acquisition of Golan by such third party and the receipt of all regulatory approvals for the purchase and network sharing agreements. The Company cannot estimate the timing and results of any of the abovementioned negotiations, whether and when such negotiations shall mature into agreements and whether such agreements shall be approved by the regulators.

Further, following previous reports regarding Golan's failure to pay the Company all due amounts for national roaming services and asking the court to declare it does not owe the Company the previously reported past national roaming payment differences, Golan rejected the Company's demand it pays the NIS 600 million on December 3, 2016, according to the SPA. In case such failures are not resolved shortly to the Company's satisfaction, the Company will continue the legal proceedings already commenced against Golan and may take additional measures, including filing a liquidation request against Golan. The Company cannot estimate the timing of such legal proceedings, what the decision in such proceedings will be, or their impact on the Company's ability to collect amounts owed by Golan or to generate future revenues from Golan. As previously reported, a substantial reduction of the future revenues from Golan will have a material adverse effect on the Company's revenues and results of operations.

For additional details see the Company's 2015 Annual Report under "Item 3 Key Information - D. Risk Factors– Risks Related to our Business –We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and under "Item 4. Information on the Company – B. Business Overview - General - Agreement for the Purchase of Golan", and under "-Competition – Cellular" and " - Government Regulation –Additional MNOs", and the Company's current reports on Form 6-K dated August 10, 2016 under "Other developments during the second quarter of 2016 and subsequent to the end of the reporting period – Golan Telecom", September 6, 12, 21 and 22, 2016, October 10, and November 14, 2016 under "Other developments during the third quarter of 2016 and subsequent to the end of the reporting period – Golan Telecom".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at September 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 27, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary